Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Weeks Ended
($ in millions, except ratio)	March 25, 2005	March 26, 2004
Income before income taxes and minority interest (1)	$140	$132
Loss related to equity method investees	5	30

	145	162
Add/(deduct):
Fixed charges	48	45
Interest capitalized	(5)	(4)
Distributed income of equity method investees	11	1
Minority interest in pre-tax loss	10	—

Earnings available for fixed charges	$209	$204

Fixed charges:
Interest expensed and capitalized (2)	$29	$26
Estimate of interest within rent expense	19	19

Total fixed charges	$48	$45

Ratio of earnings to fixed charges	4.4	4.5

(1)	Reflected in income before income taxes and minority interest are the following items associated with the synthetic fuel operation: an operating loss of $45 million, and earn-out payments made, net of $9 million for the twelve weeks ended March 25, 2005, and equity in losses of $28 million for the twelve weeks ended March 26, 2004.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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